Exhibit 4.10

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Bragg Gaming Group Inc. (the "Corporation")

100 King Street West, Suite 3400

Toronto, Ontario

M5X 1A4

Item 2.	Date of Material Change

April 29, 2021

Item 3.	News Release

A news release with respect to the material change referred to in this report was issued by the Corporation on April 30, 2021 through Globe Newswire and filed on the system for electronic document analysis and retrieval ("SEDAR") at www.sedar.com under the Corporation's profile.

Item 4.	Summary of Material Change

On April 29, 2021 the Corporation completed its previously announced 1-for-10 consolidation (the "Consolidation") of its common shares (the "Common Shares").

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

The Corporation consolidated its outstanding Common Shares on the basis of one post-Consolidation Common Share for every ten pre-Consolidation Common Shares (1-for-10). The Common Shares will begin trading on a post-consolidation basis on the TSX at the open of markets on May 5, 2021 under the same trading symbol.

Letters of transmittal will be mailed to registered shareholders on May 3, 2021 providing instructions to surrender the certificates or DRS advices evidencing their Common Shares to the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare"). Copies of the letters of transmittal are available by request to Computershare at 1-800-564-6253 or corporateactions@computershare.com.

Item 5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

For further information, please contact Yaniv Spielberg, CSO, Bragg Gaming Group Inc., Phone: 1-647-800-2282, Email: info@bragg.games.

Item 9.	Date of Report

April 30, 2021